

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 3, 2018

Simon Moroney
Chief Executive Officer
MorphoSys AG
Semmelweisstrasse 7
82152 Planegg
Germany

>   **Re: MorphoSys AG**
>   **Draft Registration Statement on Form F-1**
>   **Submitted February 2, 2018**
>   **CIK No. 0001340243**

Dear Dr. Moroney:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form F-1

Cover Page

1.   We note your statement that your are assuming a public offering price of $ per ADS based on the last reported sales price of our ordinary shares on the Frankfurt Stock Exchange on   , 2018, of   and assuming an exchange rate of $ per euro. We also note your disclosure on page 236 that the initial public offering price for your ADSs will be determined based in large part on the closing price of your ordinary shares on the Frankfurt Stock Exchange on   , 2018, which was   per share,

which equals a price of $ per ADS based on an ordinary share to ADS ratio of 1 to 4 and the euro/U.S. dollar exchange rate. Please be advised that if the initial public offering price of your ADSs is substantially below the market price of your ordinary shares, you will need to file a pre-effective amendment to reflect that.

Prospectus Summary, page 1

2.   We note your disclosure that you are investigating MOR208 in combination with bendamustine in a Phase 2/3 B-MIND study. Please disclose the requirements for a clinical trial to be considered a Phase 2/3.

Implications of Being an Emerging Growth Company, page 7

3.   Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Use of Proceeds, page 69

4.   We note your disclosure of the intended use of proceeds in this section. Please disclose the approximate amount intended to be used for each of the purposes listed. We also note your disclosure that you intend to use a portion of your cash and cash equivalents, available-for-sale financial assets, bonds available-for-sale, and financial assets classified as loans and receivables (current and non-current portion) for the purposes listed. Please state the amounts of such other funds needed for each such specified purpose and indicate the order of priority of such purposes. Refer to Item 3.C.1 of Form 20-F.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Contractual Obligations, page 89

5.   Please revise your other commitments disclosure following the table to disclose the aggregate potential milestones that you would be obligated to pay if all payment triggers are achieved.

Business, page 91

6.   Please define the terms R-CHOP, B-ALL, SLL, MCL, FL, MAbs, ACR20/50/70 and DAS28 the first time that they are used in this section.

MOR208, page 97

7.   We note your disclosure on page 98 that 44 of the 51 patients in the L-MIND study were evaluable for efficacy assessments. Please disclose why 7 patients were not evaluable. Provide similar disclosure about other trials where the number of evaluable patients

differed from the number of patients in the trial, or tell us why such disclosure is not material.

Description of B cell malignancies and DLBCL and Current Treatments , page 98

8.   Please provide the basis for your disclosure that approximately half of patients with r/r DLBCL are eligible for HDCT followed by ASCT, and, of those r/r DLBCL patients who can be transplanted, about 50% suffer a further relapse.

Active Clinical Combination Trials , page 100

9.   Please disclose the definition used for a toxicity grade 3 adverse event. Please also disclose the number of patients who experienced the adverse events discussed in this section.

Phase 2a Clinical Trial with MOR208 as a single agent in r/r NHL including DLBCL , page 101

10.   We note your disclosure regarding the most common adverse events observed in this trial. Please revise to disclose all of the serious adverse events patients experienced during this trial and the number of patients who experienced them.

Phase 2 Investigator-Sponsored Trial (IST) with MOR208 in CLL , page 102

11.   We note your disclosure that there were no unexpected serious adverse events reported. Please revise to disclose all of the serious adverse events patients experienced during this trial and the number of patients who experienced them.

Development of MOR202
Active Clinical Trials , page 105

12.   Please disclose what you mean by no unexpected safety signals have been observed. Please disclose the definition used for a grade 4 adverse event. Please also disclose the number of patients who experienced the adverse events discussed in this section.

Development of MOR 107, page 114

13.   We note your reference to a clinical trial and various studies conducted for this product candidate. The descriptions of your trials or studies should include when they began, where they are being conducted, the number of participants, the method by which your products are administered, serious adverse effects, and primary and secondary endpoints. To the extent you have completed any trials, your discussion should describe your results.

Patents, page 129

14.   Please disclose the following for each of your patents, to the extent not already disclosed:

- type of patent protection such as composition of matter, use or process;
- applicable jurisdictions, specifically identifying each country; and
- contested proceedings and/or third-party claims.

Competition
MOR208, page 132

15.   Please explain the meaning of the term backbone therapy.

Legal Proceedings, page 156

16.   Please expand to disclose the date the patent litigation was initiated.

Management, page 157

17.   Please provide the compensation information for your supervisory and management boards as of December 31, 2017. Refer to Item 6.B of Form 20-F.

Notes to Consolidated Financial Statements
4.5 Earnings per Share, page F-38

18.   Please explain why you omitted the reconciliation of basic to diluted earnings per share, as required by IAS 33.70 and as disclosed in your 2016 Annual Report. Revise your disclosure accordingly.

8.4.1 Proprietary Development Segment, page F-64, page F-64

19.   Please explain why you omitted information for the August 2015 collaboration with G-7 Therapeutics AG, the August 2015 strategic alliance with Immatics Biotechnologies and the April 2014 strategic partnership with the Moulder Center for Drug Discovery Research, which was disclosed in your 2016 Annual Report. Revise your disclosure accordingly.

General

20.   Please provide us proofs of all graphics, visual, or photographic information you will provide in the printed prospectus prior to its use, for example in a preliminary prospectus. Please note that we may have comments regarding this material.

You may contact Franklin Wyman at 202-551-3660 or Mark Brunhofer at 202-551-3638 if you have questions regarding comments on the financial statements and related matters. Please contact Ada D. Sarmento at 202-551-3798 or Mary Beth Breslin at 202-551-3625 with any other questions.

Division of Corporation Finance
Office of Healthcare & Insurance

cc: Stephan Hutter